AirtimeDSL
                  2920 N. Green Valley Pkwy, Suite 321
                         Henderson, NV  89014
                        Telephone:  (702) 898-7158


October 11, 2007


VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3720

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Paul Fischer
            Staff Attorney

Re: AirtimeDSL
    Registration Statement on Form SB-2
    File No. 333-146021
    Filed September 13, 2007


Dear Mr. Fischer:

On behalf of AirtimeDSL (the "Company), this letter responds to your October 10, 2007 comment letter, concerning our SB-2 Registration Statement. A marked copy of our revisions to the Registration Statement is enclosed for your reference. For your convenience, each of your comments has been reproduced below, followed by the Company's response to such comment.


Outside Prospectus Cover Page
-----------------------------

1. Please revise to indicate that you are conducting a secondary offering pursuant to Rule 415 by checking the box on the outside cover page. Also in this regard, please revise page 10 to correct your disclosure to reflect that the common shares being registered are not, in fact, being offered by the company through its officers, directors and licensed agents of the issuer.

Response: We respectfully note the Staff's comment. We have revised the document in checking the box pursuant to Rule 415 on the outside cover page, and we have revised page 10 to reflect the disclosure that the common shares being registered are not, in fact, being offered by the company through its officers, directors and licensed agents of the issuer. This disclosure is part of Risk Factor 26. (See last two sentences of Risk Factor 26 on page 14.)

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

Prospectus Cover Page, page 1
-----------------------------

2. Please revise the prospectus cover page to state the fixed price at which the shares are being offered, which appears to be $0.02/share, until such time as the shares are quoted on the OTCBB. Furthermore at times in the prospectus, you incorrectly state that the company intends to apply for quotation on the 0TCBB. Revise throughout to consistently reflect the need to have a market maker file such an application for trading.

Response: We respectfully note the Staff's comment. We have revised the cover page to state the fixed price at $0.02/share, until such time as the shares are
quoted on the OTCBB.   Further, we have revised the registration statement to
consistently reflect the need to have a market marker file such an application for trading. (See Risk Factor 23 on Page 13; see new Risk Factor 24, on page 13; and, see "Admission to Quotation on the OTC Bulletin Board," first paragraph on Page 20.)


Business, page 17
-----------------

3. Please revise to include a more robust discussion of your business, pursuant to item 101 of Regulation S-B. For example, your proposed business plan is extremely broad. Clarify whether you intend on focusing your business unit initially in a specific geographic region, and if this is the case, provide more focused disclosure of whom you expect your competitors to be (regional carriers as opposed to national providers). Likewise, at "Management's Discussion an Analysis" on page 23, provide a more complete discussion of your plan of operation, pursuant to Item 303(a) of Regulation S-B. Provide a timeline of your expected development and your anticipated capital expenditures. We note your statement on page 20 indicating that your cash on hand will be sufficient to fund your "immediate expansion." Provide a detailed description of what your "immediate expansion" involves and what additional expansion will be necessary for you to become an operational company.

Response: We respectfully note the Staff's comment. We have revised the discussion accordingly to address your concerns.

4. If you are unable to provide a detailed business plan, provide us with your analysis as to why you should not be deemed a blank-check issuer. Regardless include a statement, if true, that Mr. Heckerson has no plans to merge the company with an operating company.

Response: We respectfully note the Staff's comment. As stated in Comment 3 above, we have provided additional information concerning our business plan.

We believe should not be deemed a blank-check issuer. Section (a)(2) of Rule 419 under the Securities Act of 1933 defines a blank check company as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity."

We have a specific business plan and audited financials that indicate we have $222,923 in assets, which includes $ 150,552 in cash. We have never indicated that our business plan is to engage in a merger or acquisition with an unidentified company or companies.

Further to your comment, we have included a disclosure that Mr. Heckerson has no plans to merger the company with an operating company. (See second paragraph, last sentence on Page 29.)


We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We appreciate your helpfulness.


Respectfully yours,

AirtimeDSL

By:   /s/ Edward Heckerson
---------------------------------
          Edward Heckerson
          Chief Executive Officer



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